FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1.	News Release dated November 21, 2005 (“Verizon Wireless Brings Broadband Access to New BlackBerry 7130e with Tethered Modem Capabilities")	Page No 4

Document 1

FOR IMMEDIATE RELEASE

November 15, 2005

MEDIA CONTACTS:
Brenda Boyd Raney
Verizon Wireless
908.306.4834
Brenda.Raney@VerizonWireless.com

Courtney Flaherty
Brodeur for RIM
212.771.3637
cflaherty@brodeur.com

VERIZON WIRELESS BRINGS BROADBANDACCESS TO NEW BLACKBERRY 7130E WITH TETHERED MODEM CAPABILITIES

New BroadbandAccess Connect Service Bundles Tethering Option in Verizon Wireless’ Voice, Data Plans

BEDMINSTER, NJ and WATERLOO, ON – Verizon Wireless and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), today introduced the BlackBerry 7130e™, the first BlackBerry® handset that takes advantage of Verizon Wireless’ BroadbandAccess service on the company’s Evolution-Data Optimized (EV-DO) network. Coupled with Verizon Wireless’ new BroadbandAccess Connect pricing, the BlackBerry 7130e delivers all the popular e-mail and data capabilities available with the BlackBerry wireless platform and can also serve as a modem for customers who want to use the device to connect their laptop with Verizon Wireless’ BroadbandAccess service.

With BroadbandAccess Connect, customers can use their BlackBerry 7130e as a modem for downloading large documents to a laptop at speeds averaging 400 to 700 kbps on Verizon Wireless’ BroadbandAccess service that covers more than 140 million Americans in 171 major metropolitan areas. BroadbandAccess Connect is available for $15 with any Verizon Wireless BlackBerry voice and unlimited data plan beginning at $79.99; or $30 with the purchase of a BlackBerry data-only plan for $49.99.

“BroadbandAccess is rapidly becoming the standard for wireless connectivity in the business world,” said Bill Stone, vice-president marketing for Verizon Wireless. “BroadbandAccess Connect on the new BlackBerry 7130e introduces another option for customers who view office mobility and speed as a competitive advantage in their business.”

“The BlackBerry 7130e together with Verizon Wireless’ fast EV-DO network is a powerful tool for mobile professionals who want the power and productivity benefits of BlackBerry in a sophisticated mobile phone design,” said Don Morrison, Chief Operating Officer at Research In Motion. “The BlackBerry 7130e is an excellent choice for customers looking to upgrade their existing phone with a more powerful handset that combines a full featured phone with industry-leading wireless e-mail and data applications.”

The new BlackBerry 7130e combines comprehensive phone functionality with the renowned BlackBerry platform features, including support for ‘push-based’ wireless e-mail, Web browser, text messaging, personal organizer and other corporate data applications. Seamlessly operating on Verizon Wireless’ NationalAccess 1XRTT and BroadbandAccess EV-DO network technologies, the sleek and stylish BlackBerry 7130e with chrome accents delivers enhanced usability as well as fast Web and data handling in conjunction with Verizon Wireless’ BroadbandAccess service on the high speed EV-DO network.

The BlackBerry 7130e handset offers top-of-the-line features such as a large, bright, high resolution LCD screen that has been optimized for indoor and outdoor viewing, Bluetooth® support for certain profiles, 64MB of flash memory, dedicated “send” and “end” phone keys, an intuitive user interface as well as excellent battery life.

The BlackBerry 7130e also features SureType™ keyboard technology from RIM. SureType effectively converges a wireless device keypad and a QWERTY keyboard to fit elegantly within the size of a traditional wireless phone form factor. Through an integrated keyboard and software system, SureType provides users with an instinctively familiar look and feel and enables them to dial phone numbers and type messages quickly, accurately and comfortably.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based, wireless access to e-mail and other corporate data. For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal e-mail accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP e-mail accounts) from a single device.

The BlackBerry 7130e is available through business channels and online at www.verizonwireless.com today. Starting December 1, the BlackBerry 7130e will also be available in more than 1,900 Verizon Wireless Communications Stores across the country and at Circuit City locations for $299.99 with a two-year customer agreement.

For more information on Verizon Wireless products and services, including BroadbandAccess, visit a Verizon Wireless Communications Store or call 1-800-2 JOIN IN. Business customers can contact a Verizon Wireless Business Sales Representative directly at 1-800-VZW-4-BIZ.

_________________

About Verizon Wireless

Verizon Wireless owns and operates the nation’s most reliable wireless network, serving 49.3 million voice and data customers. Headquartered in Bedminster, NJ, Verizon Wireless is a joint venture of Verizon Communications (NYSE:VZ) and Vodafone (NYSE and LSE: VOD). Find more information on the Web at www.verizonwireless.com. To preview and request broadcast-quality video footage and high-resolution stills of Verizon Wireless operations, log on to the Verizon Wireless Multimedia Library at www.verizonwireless.com/multimedia.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	November 21, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller